Caesars Entertainment Resort Properties, LLC

One Caesars Palace Drive

Las Vegas, NV 89109

February 6, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Caesars Entertainment Resort Properties, LLC

Registration Statement on Form S-4 (File No. 333-199393)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Caesars Entertainment Resort Properties, LLC, a Delaware limited liability company (the “Company”) and each of the Company’s subsidiaries (together with the Company, the “Registrants”), hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to February 10, 2015 at 5:00 p.m. Eastern time or as soon thereafter as may be practicable.

Each of the Registrants hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

We understand that the Staff will consider this request as confirmation by the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Monica K. Thurmond at (212) 373-3055 or Robert C. Goldstein at (212) 373-3405 of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Caesars Entertainment Resort Properties, LLC

Harrah’s Las Vegas, LLC

Caesars Entertainment Resort Properties Finance, Inc.

Harrah’s Laughlin, LLC

Rio Properties, LLC

AC Conference Holdco., LLC

AC Conference Newco., LLC

Caesars Linq, LLC

Caesars Florida Acquisition Company, LLC

Caesars Octavius, LLC

Flamingo Las Vegas Operating Company, LLC

Harrah’s Atlantic City Mezz 1, LLC

Harrah’s Atlantic City Mezz 2, LLC

Harrah’s Atlantic City Mezz 3, LLC

Harrah’s Atlantic City Mezz 4, LLC

Harrah’s Atlantic City Mezz 5, LLC

Harrah’s Atlantic City Mezz 6 LLC

Harrah’s Atlantic City Mezz 7, LLC

Harrah’s Atlantic City Mezz 8, LLC

Harrah’s Atlantic City Mezz 9, LLC

Harrah’s Atlantic City Operating Company, LLC

Harrah’s Atlantic City Propco, LLC

Octavius/Linq Intermediate Holding, LLC

Paris Las Vegas Operating Company, LLC

By:	/s/ Eric Hession
Name: Eric Hession Title: Authorized Signatory

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP